Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES SECOND QUARTER 2026 FINANCIAL RESULTS

ATHENS, Greece, July 29, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2026.

Key Highlights

•	Took delivery of two Liquefied Natural Gas Carriers (“LNG/Cs”) along with one Handy Liquefied CO2 Multi-Gas Carrier (“HMG/C”) and two dual-fuel Medium Gas Carriers (“MG/Cs”)

•	Agreed to divest a 49% stake in the LNG/C Amore Mio I, formed a joint venture company with an affiliate of the BGN Group and secured a 10-year time charter

•	Joint venture announced for the construction and operation of a dual-fuel Liquefied Natural Gas Bunkering Vessel (“LNGB/V”) with CMA CGM S.A. (“CMA CGM”)

•	Secured index-linked employment for LNG/C Alcaios I for 18 months

•	Declared a dividend of $0.15 per share for the second quarter of 2026

•	Commenced share repurchase program for up to $20.0 million

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented: “The volatility experienced in the second quarter of 2026 in gas shipping markets, as a result of the tension in the Middle East, allowed us to capture additional contract coverage at attractive rates for our LNG and LPG carriers, bringing the average firm contract duration for our LNG/C fleet to 6.5 years and 0.9 years for our LPG/multi gas fleet.

After taking delivery of two LNG/Cs, two HMG/Cs and two MG/Cs since the beginning of the year, our fleet in the water comprises 14 latest-generation LNG/Cs, two HMG/Cs, two MG/Cs and one legacy Neo-Panamax container vessel, with another seven LNG/Cs, two HMG/Cs, four MG/Cs and one LNGB/V on order. This makes CCEC the largest US-listed LNG shipping company with a substantial footprint in the LPG market and contracted fleet growth through 2029. We have a diversified customer base with approximately $2.9 billion in contracted revenues, which could increase to approximately $4.3 billion, if all charter options were to be exercised, providing our investors with cash flow visibility and stability.”

Fleet Update - LNG/Cs

The Company took delivery of the LNG/C Archimidis (HD Hyundai Samho Co., Ltd., 174,000 cubic meters (“CBM”)) on June 2, 2026, and the LNG/C Agamemnon (HD Hyundai Samho Co., Ltd., 174,000 CBM) on June 17, 2026. Both vessels have commenced their respective bridging time charter employment with a major energy company through June 2027. Upon completion of these charters, each vessel is expected, at the Company’s option, commence one of the two previously announced long-term charters, with firm periods of five and seven years, respectively. Both long-term charters carry an additional five-year option, exercisable at the charterer’s discretion.

The acquisition of the LNG/C Archimidis was funded through cash on hand together with a new eight-year JOLCO facility of $216.0 million. The acquisition of the LNG/C Agamemnon was funded through cash on hand together with a new senior secured bridge loan facility of $216.0 million, which was refinanced on July 16, 2026, through the drawdown of an eight-year JOLCO facility of the same amount. The LNG/C Agamemnon is the 14th latest-generation LNG/C delivered to the Company.

The LNG/C Alcaios I, which is expected to be delivered from the shipyard on July 31, 2026, has secured employment under an 18-month index-linked time charter. The LNG/C Alcaios I is expected to be financed with cash on hand together with proceeds of $170.0 million in total to be raised through the refinancing of two existing sale and leaseback facilities of Aristos I and Aristarchos, with the vessel to be added as additional security by way of mortgage. The refinanced facilities have a duration of 10 years.

Fleet Update - HMG/Cs and MG/Cs

The Company took delivery of its second HMG/C, the Amadeus (HD Hyundai Samho Co., Ltd., 22,000 CBM), on April 30, 2026, and the vessel has since commenced a voyage charter on May 21, 2026, to be followed by a 12-month time charter. The acquisition of the Amadeus was financed with cash on hand and a five-year term loan of $50.9 million. Under the terms of the loan, the Company may borrow an additional amount of up to $7.8 million, if the vessel secures employment for longer than 36 months.

On June 4, 2026, the Company took delivery of the MG/C Aristogenis (HD Hyundai Heavy Industries Co., Ltd., 45,000 CBM Dual Fuel LPG). The vessel commenced a 12-month time charter immediately upon delivery from the shipyard.

On July 23, 2026, the Company also took delivery of the MG/C Aridaios (HD Hyundai Heavy Industries Co., Ltd., 45,000 CBM Dual Fuel LPG), which is currently expected to trade in the spot market.

The acquisitions of the MG/Cs Aristogenis and Aridaios were financed through cash on hand and seven-year sale and leaseback facilities of $54.7 million for each vessel. Under the facilities, the Company may borrow an additional amount of up to $11.7 million for each vessel if the vessel secures employment for longer than 36 months.

Under-Construction Fleet Update

The Company’s under-construction fleet includes seven latest-generation LNG/Cs (referred to below as the “Newbuild LNG/Cs”), four MG/Cs and two HMG/Cs (referred to below as the “Gas Fleet”) and one LNGB/V (50% ownership through joint venture). The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet:

($ mn)	Q3 26	Q4 26	Q1 27	Q2 27	Q3 27	Q4 27	Q1 28	Q2 28	Q3 28	Q4 28	Q1 29	Total
Newbuild LNG/Cs	149.7	—	456.9	24.7	49.4	24.7	24.7	24.7	186.4	—	372.8	1,314.0
Gas Fleet	121.9	—	183.9	—	35.8	—	—	—	—	—	—	341.6
LNGB/V (50%)	—	4.1	—	4.1	—	4.1	4.1	—	24.8	—	—	41.4

Total	271.6	4.1	640.8	28.8	85.2	28.8	28.8	24.7	211.2	—	372.8	1,697.0

On June 12, 2026, the Company announced the formation of a 50/50 joint venture with CMA CGM (the “Bunkering Joint Venture”) to construct, charter, and operate one 20,000 CBM LNGB/V. The Bunkering Joint Venture marks CCEC’s entry into the LNG bunkering segment and represents the Company’s first vessel dedicated to marine fuel supply. In connection with the transaction, the Bunkering Joint Venture has entered into a shipbuilding contract with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. (“CIMC SOE”) for construction of the vessel at a price of $82.8 million, with delivery expected in the third quarter of 2028.

On April 15, 2026, the Company announced that it has agreed to sell in the first quarter of 2027 the LNG/C Amore Mio I (2023-built, 174,000 CBM) to a subsidiary of a joint venture company (the “LNG/C Joint Venture”) owned 51% by CCEC and 49% by a company affiliated with global energy trader BGN. The LNG/C Joint Venture has secured a 10-year time charter (with two three-year extension options) of the vessel to BGN INT DMCC, commencing simultaneously with the acquisition of the vessel. The LNG/C Joint Venture will be effected through BM Capital HoldCo LLC, a newly formed Marshall Islands limited liability company, in which CCEC holds a 51% interest and an affiliated company of BGN holds the remaining 49%. BM Capital LLC, a wholly owned subsidiary of BM Capital HoldCo LLC, will acquire the vessel for $230.0 million.

The existing financing on the vessel is expected to be refinanced upon acquisition of the vessel in the first quarter of 2027.

Overview of Second Quarter 2026 Financial Results

Key Financial Highlights (continuing operations)

	Three-month periods ended June 30,
	2026	2025	Increase / (Decrease)
Revenues	$104.9 million	$96.7 million	8%
Expenses	$51.8 million	$43.3 million	20%
Interest expense and finance cost	$25.3 million	$26.0 million	(3)%
Net Income	$29.0 million	$29.7 million	(2)%
Average number of vessels[1]	15.5	13.0	19%

Net income for the quarter ended June 30, 2026, was $29.0 million, compared to net income of $29.7 million for the second quarter of 2025.

Total revenues for the quarter ended June 30, 2026, were $104.9 million, compared to $96.7 million during the second quarter of 2025. The increase in revenue was mainly attributed to the increase in the average number of vessels in our fleet following the deliveries of the Active and Amadeus, our two HMG/Cs, on January 5 and April 30, 2026, respectively, the delivery of our first dual-fuel MG/C Aristogenis on June 4, 2026, and the deliveries of the LNG/Cs Archimidis and Agamemnon on June 2 and June 17, 2026, respectively.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Total expenses for the quarter ended June 30, 2026, were $51.8 million, compared to $43.3 million in the second quarter of 2025. Voyage expenses during the second quarter of 2026 amounted to $2.2 million, compared to $1.9 million during the second quarter of 2025. The increase was mainly attributable to bunker expenses incurred by certain of our vessels during the period from their delivery from the yard until commencing their employment.

Vessel operating expenses during the second quarter of 2026 amounted to $20.8 million, compared to $15.7 million during the second quarter of 2025. The increase in vessel operating expenses was mainly attributed to costs incurred by certain of our vessels passing their special survey this year and the increase in the average number of vessels in our fleet.

Total expenses for the second quarter of 2026 also include vessel depreciation and amortization of $24.5 million, compared to $21.8 million in the second quarter of 2025. The increase in depreciation and amortization during the second quarter of 2026 was mainly attributed to the increase in the average number of vessels in our fleet. General and administrative expenses for the second quarter of 2026 increased to $4.2 million, compared to $3.9 million in the second quarter of 2025.

Total other expenses, net for the quarter ended June 30, 2026, were $24.1 million compared to $23.7 million in the second quarter of 2025. Total other expenses, net include interest expense and finance cost of $25.3 million for the second quarter of 2026, compared to $26.0 million for the second quarter of 2025. The decrease in interest expense and finance cost mainly reflects the decrease in the weighted average interest rate charged on our debt compared to the second quarter of last year, partly offset by the increase in our average indebtedness.

Quarterly Dividend Distribution

On July 23, 2026, the Board of Directors of the Company declared a cash dividend of $0.15 per share for the second quarter of 2026 payable on August 13, 2026, to shareholders of record on August 4, 2026.

Overview of the six-month period ended June 30, 2026, Financial Results

Key Financial Highlights (continuing operations)

	Six-month periods ended June 30,
	2026	2025	Increase / (Decrease)
Revenues	$202.9 million	$198.8 million	2%
Expenses	$106.1 million	$86.6 million	23%
Interest expense and finance cost	$48.4 million	$53.7 million	(10%)
Net Income	$47.3 million	$62.4 million	(24%)
Average number of vessels	14.7	13.0	13%

Net income for the six-month period ended June 30, 2026, was $47.3 million, compared to net income of $62.4 million for the same period in 2025.

Total revenues for the six-month period ended June 30, 2026, were $202.9 million, compared to $198.8 million during the six-month period ended June 30, 2025. The increase in revenues was mainly attributed to the increase in the average number of vessels in our fleet following the deliveries of the Active and Amadeus, our two HMG/Cs, on January 5 and April 30, 2026, respectively; the Aristogenis, our first dual-fuel MG/C, on June 4, 2026; and the LNG/Cs Archimidis and Agamemnon on June 2 and June 17, 2026, respectively. The increase in revenues was partly offset by the off-hire days incurred by the LNG/Cs Adamastos and Aristarchos, while passing their five-year special survey and the earnings achieved by one of our vessels, when it operated under a short time charter during the first quarter of 2025, compared to the same period in 2026.

Total expenses for the six-month period ended June 30, 2026, were $106.1 million, compared to $86.6 million in the same period in 2025. Voyage expenses during the six-month period ended June 30, 2026, amounted to $8.4 million, compared to $3.0 million during the same period in 2025. The increase was mainly attributable to bunker expenses incurred by certain of our vessels during the period from their delivery from the yard until commencing their employment and ballast legs associated with certain of our vessels passing their five-year special survey, as well as war risk insurance premiums paid by certain of our vessels during the period.

Vessel operating expenses during the six-month period ended June 30, 2026, amounted to $42.8 million, compared to $32.0 million during the same period in 2025. The increase in vessel operating expenses was mainly attributed to costs incurred by certain of our vessels passing their special survey this year and the increase in the average number of vessels in our fleet.

Total expenses for the six-month period ended June 30, 2026, also include vessel depreciation and amortization of $47.2 million, compared to $43.5 million during the same period in 2025. The increase in depreciation and amortization during the six-month period ended June 30, 2026, was mainly attributed to the increase in the average number of vessels in our fleet. General and administrative expenses for the six-month period ended June 30, 2026, amounted to $7.7 million, compared to $8.0 million during the same period in 2025, mainly due to higher transaction costs incurred in 2025.

Total other expenses, net for the six-month period ended June 30, 2026, were $49.5 million compared to $49.8 million during the same period in 2025. Total other expenses, net include interest expense and finance cost of $48.4 million for the six-month period ended June 30, 2026, compared to $53.7 million for the same period in 2025. The decrease in interest expense and finance cost mainly reflects the decrease in the weighted average interest rate charged on our debt compared to the first half of last year, partly offset by the increase in our average indebtedness.

Issuance of €250.0 million unsecured bonds (ATHEX: CCECB1)

On February 25, 2026, CCEC successfully completed an unsecured bond offering of €250.0 million (the “Bonds”). The Bonds were admitted to trading in the fixed income securities category of the Regulated Market of the Athens Exchange (ATHEX) on February 26, 2026.

The Bonds will mature in 2033 and have a coupon of 3.75%, payable semi-annually.

Part of the proceeds of the Bonds was used on April 22, 2026, to prepay the outstanding €150.0 million unsecured bonds issued in 2021. The remaining amount was used to finance part of CCEC’s capital expenditure and for general corporate purposes.

Company Capitalization

As of June 30, 2026, total cash amounted to $268.9 million. Total cash includes restricted cash of $16.2 million, which represents the minimum liquidity requirement under our financing arrangements.

As of June 30, 2026, the Company’s total shareholders’ equity amounted to $1,547.2 million, an increase of $47.9 million compared to $1,499.4 million as of December 31, 2025. The increase during the six-month period ended June 30, 2026, reflects net income (including net income from discontinued operations) of $50.9 million, amortization associated with the equity incentive plan of $2.9 million, $11.5 million of common shares issued under our Dividend Reinvestment Plan net of expenses and other comprehensive income of $2.7 million relating to the net effect of the financial instruments we issued to hedge against our foreign currency and interest rate risks which we designated as accounting hedges, partly offset by dividends declared during the period for a total amount of $17.9 million and $2.1 million of common shares repurchased under our share repurchase program.

As of June 30, 2026, the Company’s total debt was $2,955.1 million compared to $2,454.3 million as of December 31, 2025 (including discontinued operations). As of June 30, 2026, the required annual payments to be made subsequent to June 30, 2026, are as follows:

For the twelve-month period ending June 30,	Amount ($ million)
2027	137.4
2028	131.4
2029	134.2
2030	416.1
2031	600.1
Thereafter	1,535.9

Total	2,955.1

As of June 30, 2026, the weighted average margin on our floating debt, amounting to $2,283.4 million, was 1.7% over SOFR and the weighted average all-in interest rate on our fixed-rate debt, amounting to $671.7 million, was 4.9%.

Hedging Program

At the end of the first quarter of 2026, approximately 69% of CCEC’s debt portfolio was exposed to floating interest rates, with the remaining 31% at fixed rates. The Company executed during the second and third quarters of 2026, three-year interest rate hedging transactions in the form of zero-cost collars covering $800.0 million of floating-rate borrowings, with a weighted average floor of 3.68% and a cap of 4.31%. As a result, approximately 50% of total debt is currently either fixed-rate based or protected against rising interest rates.

Dividend Reinvestment Plan (“DRIP”)

The Company has implemented a Dividend Reinvestment Plan to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares. The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. During the six-month period ended June 30, 2026, the Company issued 551,336 common shares under the DRIP at an average price of $20.86 per share, gross of issuance costs.

As of June 30, 2026, the total common shares outstanding were 60,289,778 (excluding 871,061 common shares held in treasury).

Share Repurchase Program

In April 2026, the Board of Directors approved a share repurchase program, providing the Company with authorization to repurchase up to $20.0 million of the Company’s common shares, effective for a period of two years.

During the period to June 30, 2026, the Company bought back 99,411 shares at an average price of $21.54 per share. These shares were retired and cancelled.

LNG Market Update

The first half of 2026 in the LNG shipping was shaped by the conflict in the Middle East, with a substantial part of global LNG volumes stranded in the Arabian Gulf. Accordingly, the market has undergone a fundamental shift so far this year which has created the most significant supply disruption the industry has experienced since the Russia–Ukraine conflict. The closure of the Strait of Hormuz removed more than seven million tonnes of supply per month from global markets, while severe damage to two Qatari liquefaction trains took an estimated 12.8 million tonnes per year of capacity offline for a period expected to last between two and five years. All expansion projects in Qatar and the UAE have been delayed by at least twelve months, deferring anticipated new supply.Spot charter rates have risen sharply from the depressed levels seen in 2025 and the start of 2026. Having averaged around $39,000 per day across 2025, two-stroke spot charter rates have recovered significantly in 2026 and averaged $90,300 per day throughout the second quarter, significantly higher than historical averages for the same period. The main driver behind this recovery has been the widening of the east-west arbitrage on the back of war-related supply disruptions and the resulting increase in tonne-mile demand on longer Atlantic-to-Pacific routes. Short-to-medium term charter rates have also risen in response to geopolitical uncertainty, with one-year term rates for modern tonnage increasing materially from the lows recorded in late 2025, at around $76,000 per day, while six-to-nine-month charters have been concluded at rates in the low-mid $90s level.

Short-term fixture activity in 2026 reached an all-time high, with spot fixtures in the January-to-May period surpassing all prior years on record, while independent owners have increased their share of this activity relative to vessels being relet into the market by charterers. Ordering activity remained high after a rush in contracting activity late in the fourth quarter of 2025 and in the first month of 2026. A total of 49 LNG carriers were ordered during the first half of the year with 23 vessels being ordered in the second quarter of 2026. This contracting rise reflects confidence within the shipping industry that the liquefaction projects scheduled to come on stream before 2030 will require increased shipping capacity. Newbuild LNG carrier pricing has increased to over $250.0 million for a base specification vessel.

As of quarter-end, 338 LNG carriers were on order, with 22 vessels delivered during the second quarter of 2026 and 42 in total for the first half of 2026. Of the total orderbook, analysts estimate that only 48 vessels (or 14.2%) remain without committed employment, six of which are controlled by the Company.

LPG Market Update

Market conditions across both the MGC and Handy segments continued to strengthen during the second quarter, building on the firm fundamentals established earlier in the year. The continued effective closure of the Strait of Hormuz severely curtailed Middle East LPG exports, lengthening trade routes and forcing buyers to source cargoes from more distant origins, including West Africa, the United States and increasingly South America. This rerouting materially increased tonne-mile demand, while fleet versatility across vessel classes allowed market players to respond to shifting cargo flows — together underpinning exceptionally high vessel utilization and some of the strongest charter rates seen in recent years. The MGC segment remained structurally tight throughout the second quarter, as the closure of the Strait of Hormuz removed a meaningful share of effective global tonnage. Traders absorbed virtually all available Atlantic Basin positions before turning their attention to newbuilding deliveries, reducing the uncommitted 2026 orderbook from 14 vessels to just six by quarter-end. Rates remained firm to rising throughout most of the quarter, with prompt tonnage and relet positions commanding significant premiums, and spot fixture earnings for the largest vessel classes reported above $60,000 per day at various points. The Handy segment again benefited from meaningful spillover demand, stepping in to cover LPG and ammonia cargoes left unserved by the shortage of MGC tonnage in the Atlantic Basin. At the same time, a widening ethane arbitrage fully employed CO2-capable vessels, further reducing the pool of ships available for conventional LPG and petrochemical trades. This dual demand drivers kept the Handy fleet operating at exceptionally high utilization, with minimal idle time and forward fixing windows extending further through the quarter. Overall sustained fleet tightness, elevated tonne-mile demand and limited prompt vessel availability underpinned a firm chartering environment throughout the quarter. Reflecting these market conditions, one-year time charter rates for standard semi-refrigerated Handy vessels were assessed at approximately $32,000 per day, while fully refrigerated conventional 40,000 CBM MGCs were assessed at approximately $36,000 per day, both representing an improvement over first-quarter levels.

Conference Call and Webcast

On Wednesday, 29th July 2026, Capital Clean Energy Carriers will host an interactive conference call at 15.00 CET (09:00 U.S. Eastern time), where the Company’s management will present the results of the second quarter of 2026 and will be available to take questions.

Participants can access the conference call through an audio webcast of a conference call:

Slides and Audio Webcast

There will be a live webcast and slides which will be available during the call. You can register and view the call through the following link: https://ccec.engagestream.euronext.com/2026-07-29-p15bn1nrrw

A replay will be available on demand through the same link.

Conference call participants will need to register online prior to the conference call via the link below.

https://engagestream.euronext.com/ccec/2026-07-29-p15bn1nrrw/dial-in

Dial-in details will be available when registered. After registering you’ll receive the number to call, plus your personal ID. We advise you to call in 5 minutes before the conference call starts. If you want to ask a question, you can press #5 on your telephone keypad. If you want to retract your question, please press #6. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used can be downloaded from www.capitalcleanenergycarriers.com

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet comprises 19 high specification vessels, including 14 latest-generation LNG/Cs, one legacy Neo-Panamax container vessel and two LCO2 multi gas and two MG/C gas carriers. In addition, CCEC’s under-construction fleet includes seven additional latest-generation LNG/Cs, four MG/Cs, two HMG/Cs and one LNGB/V to be delivered between the third quarter of 2026 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s delivery of strategic goals, ability to pursue growth opportunities and expectations or objectives regarding future vessel deliveries, charter rate and revenue streams and expectations and share repurchase, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2025, filed on April 27, 2026. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

The unaudited interim condensed consolidated financial statements, included in this report for the three and six-month periods ended June 30, 2026, have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information, except that they do not include the notes and all the information required by U.S. GAAP for complete financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month periods		For the six-month periods
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Revenues	104,896	96,716	202,905	198,753

Expenses:
Voyage expenses	2,242	1,949	8,399	3,017
Vessel operating expenses	17,953	13,450	37,519	27,451
Vessel operating expenses - related parties	2,838	2,257	5,325	4,537
General and administrative expenses	4,216	3,915	7,681	8,044
Vessel depreciation and amortization	24,536	21,766	47,193	43,535

Operating income, net	53,111	53,379	96,788	112,169

Other (expense) / income, net:
Interest expense and finance cost	(25,345)	(25,952)	(48,379)	(53,721)
Other income / (expense), net	1,270	2,263	(1,104)	3,911

Total other expense, net	(24,075)	(23,689)	(49,483)	(49,810)

Net income from continuing operations	29,036	29,690	47,305	62,359

Net (loss) / income from discontinued operations	(205)	74	3,560	48,122

Net income from operations	28,831	29,764	50,865	110,481

Net income from continuing operations per:
• Common share, basic	0.48	0.51	0.79	1.06
• Common share, diluted	0.48	0.51	0.78	1.06
Weighted-average shares outstanding:
• Common shares, basic	60,216,529	58,718,689	60,101,322	58,718,005
• Common shares, diluted	60,414,283	58,718,689	60,268,704	58,718,005
Net income from discontinued operations per:
• Common share, basic and diluted	—	—	0.06	0.82
Weighted-average shares outstanding:
• Common shares, basic	60,216,529	58,718,689	60,101,322	58,718,005
• Common shares, diluted	60,414,283	58,718,689	60,268,704	58,718,005
Net income from operations per:
• Common share, basic	0.48	0.51	0.85	1.88
• Common share, diluted	0.48	0.51	0.84	1.88
Weighted-average shares outstanding:
• Common shares, basic	60,216,529	58,718,689	60,101,322	58,718,005
• Common shares, diluted	60,414,283	58,718,689	60,268,704	58,718,005

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2026	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	252,708	273,843
Restricted cash	—	7,024
Trade accounts receivable	12,258	8,437
Prepayments and other assets	9,620	7,437
Inventories	6,173	3,982
Claims	929	1,044
Current assets of discontinued operations	1,119	124,238

Total current assets	282,807	426,005

Fixed assets
Advances for vessels under construction — related party	—	54,000
Vessels, net and vessels under construction	4,284,719	3,516,778

Total fixed assets	4,284,719	3,570,778

Other non-current assets
Above market acquired charters	49,366	66,597
Deferred charges, net	6,047	3,483
Restricted cash	16,193	14,023
Derivative asset	11,467	13,682
Prepayments and other assets	4,499	546

Total non-current assets	4,372,291	3,669,109

Total assets	4,655,098	4,095,114

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	133,284	122,144
Trade accounts payable	12,367	11,129
Due to related parties	3,529	5,607
Accrued liabilities	61,835	37,717
Deferred revenue	21,368	29,413
Current liabilities of discontinued operations	12,694	103,514

Total current liabilities	245,077	309,524

Long-term liabilities
Long-term debt, net	2,797,548	2,232,193
Below market acquired charters	56,652	53,531
Deferred revenue	—	499
Derivative liabilities	8,580	—

Total long-term liabilities	2,862,780	2,286,223

Total liabilities	3,107,857	2,595,747

Total shareholders’ equity	1,547,241	1,499,367

Total liabilities and shareholders’ equity	4,655,098	4,095,114

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In thousands of United States Dollars except number of shares)

	No. of shares	Share Capital	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) / Income	Total
Balance at January 1, 2026	60,708,914	607	1,263,065	237,270	(1,575)	1,499,367

Dividends declared (distributions of $0.15 per common share)	—	—	—	(17,940)	—	(17,940)
Net income from operations	—	—	—	50,865	—	50,865
Equity compensation expense	—	—	3,171	(263)	—	2,908
Dividends reinvestment plan, net of expenses	551,336	6	11,470	—	—	11,476
Repurchase and retirement of common shares	(99,411)	—	(2,145)	—	—	(2,145)
Other comprehensive income	—	—	—	—	2,710	2,710

Balance at June 30, 2026	61,160,839	613	1,275,561	269,932	1,135	1,547,241

	No. of shares	Share Capital	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2025	59,938,374	599	1,240,044	102,615	(289)	1,342,969

Dividends declared (distributions of $0.15 per common share)	—	—	—	(17,803)	—	(17,803)
Net income from operations	—	—	—	110,481	—	110,481
Equity compensation expense	—	—	3,171	(315)	—	2,856
Proceeds from offering, net	7,954	—	173	—	—	173
Other comprehensive income	—	—	—	—	177	177

Balance at June 30, 2025	59,946,328	599	1,243,388	194,978	(112)	1,438,853

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods
	ended June 30,
	2026	2025
Cash flows from operating activities of continuing operations:
Net income from operations	50,865	110,481

Less: Net income from discontinued operations	3,560	48,122

Net income from continuing operations	47,305	62,359

Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	47,193	43,535
Amortization and write-off of deferred financing costs	2,691	1,837
Amortization / accretion of above / below market acquired charters	11,118	11,130
Amortization of ineffective portion of derivatives	(103)	(103)
Equity compensation expense	3,171	3,171
Change in fair value of derivatives	13,608	(20,534)
Unrealized bonds exchange differences	(13,505)	19,488
Changes in operating assets and liabilities:
Trade accounts receivable	(3,821)	(3,490)
Prepayments and other assets	(6,136)	(760)
Due from related party	—	1,131
Inventories	(2,191)	286
Trade accounts payable	603	(5,247)
Due to related parties	(2,078)	1,996
Accrued liabilities	24,018	4,646
Deferred revenue	(8,544)	(9,275)
Dry Docking - paid	(3,661)	—

Net cash provided by operating activities of continuing operations	109,668	110,170

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(751,521)	(130,533)
Expenses paid for the sale of vessel	—	(220)
Proceeds from insurance claims	115	—

Net cash used in investing activities of continuing operations	(751,406)	(130,753)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	837,125	—
Deferred financing costs paid	(10,249)	(269)
Payments of long-term debt	(238,367)	(60,342)
Rights offering costs paid	(68)	(167)
Dividends paid	(6,406)	(17,803)
Proceeds from offering, net of commissions paid	—	173
Repurchase of common shares	(2,145)	—

Net cash provided by / (used in) financing activities of continuing operations	579,890	(78,408)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(61,848)	(98,991)

Cash flows from discontinued operations
Operating activities	579	6,419
Investing activities	119,655	119,803
Financing activities	(84,375)	(5,785)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	35,859	120,437

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(25,989)	21,446

Cash, cash equivalents and restricted cash at the beginning of the period	294,890	335,175

Cash, cash equivalents and restricted cash at the end of the period	268,901	356,621

Supplemental cash flow information
Cash paid for interest net of interest capitalized during the construction period	38,556	56,210
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	2,924	3,797
Capitalized dry-docking costs included in liabilities	3,409	3,129
Deferred financing and offering costs included in liabilities	1,146	324
Expenses for sale of vessels included in liabilities	3,872	7,602
Dividends reinvestment plan issuance of new shares	11,534	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	252,708	335,074
Restricted cash - non-current assets	16,193	21,547

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	268,901	356,621

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income (In thousands of United States Dollars)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2026	2025	2026	2025
Revenues	—	7,443	719	17,269

Expenses / (income), net:
Voyage expenses	—	178	18	388
Vessel operating expenses	210	1,575	234	3,947
Vessel operating expenses—related party	—	210	13	507
Vessel depreciation and amortization	—	2,425	—	4,851
Gain on sale of vessels	—	—	(4,171)	(46,213)

Operating (loss)/income, net	(210)	3,055	4,625	53,789

Other (expense) / income, net:
Interest expense and finance cost	(1)	(2,927)	(1,075)	(5,882)
Other income / (expense), net	6	(54)	10	215

Total other income / (expense), net	5	(2,981)	(1,065)	(5,667)

Net (loss) / income from discontinued operations	(205)	74	3,560	48,122

During the six-month period ended June 30, 2026, the Company disposed of the M/V Buenaventura Express, recognizing a gain on sale of vessel of $4.2 million.

III.	Discontinued Operations - Unaudited Condensed Selected Balance Sheets Information (In thousands of United States Dollars)

	As of June 30, 2026	As of December 31, 2025
Cash and cash equivalents	56	680
Trade accounts receivable	319	92
Prepayments and other assets	695	1,205
Claims	49	49
Assets held for sale	—	122,212

Current assets of discontinued operations	1,119	124,238

Trade accounts payable	3,962	2,446
Accrued liabilities	8,732	9,017
Liabilities associated with vessel held for sale	—	92,051

Current liabilities of discontinued operations	12,694	103,514

On October 29, 2025, the Company entered into a Memorandum of Agreement to sell the M/V Buenaventura Express to an unaffiliated party for total consideration of $120.1 million. At that date, the Company considered that the M/V Buenaventura Express met the criteria to be classified as held for sale and was included in “Current assets of discontinued operations” in the summarized unaudited condensed selected balance sheet information from discontinued operations as of December 31, 2025. As of the MOA date the M/V Buenaventura Express’s fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized. The vessel was delivered to its new owner on January 19, 2026.

Appendix B

Transactions with Related Parties:

The Company and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital Containers Ship Management Corp. (“Capital-Containers”) and Capital-Gas Ship Management Corp. (“Capital-Gas Management”), (collectively the “Managers”), and Capital GP L.L.C. (the “CGP”), arising from certain terms of management, supervision and administrative services agreements. In addition, the Company has related party transactions with Capital Maritime & Trading Corp. (“CMTC”) an international shipping company with a long history of operating and investing in the shipping markets.

For information relating to our related parties please refer to Note 5 of our audited Consolidated Financial Statements included in our Annual Report filed with the SEC on Form 20-F for the year ended December 31, 2025, filed on April 27, 2026.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2026	As of December 31, 2025
Liabilities:
CSM - payments on behalf of the Company (a)	$25	$35
CMTC - payments on behalf of the Company (b)	800	—
Capital-Container – payments on behalf of the Company (a)	178	1,877
Capital-Gas Management- payments on behalf of the Company (a)	2,526	3,695

Due to related parties	$3,529	$5,607

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
Consolidated Statements of Comprehensive Income	2026	2025	2026	2025
Vessel operating expenses	$2,838	$2,257	$5,325	$4,537
General and administrative expenses (c)	926	922	1,836	1,843

(a)

Managers - Payments on behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(b)	Amounts relating to vessels’ acquisitions: This line item mainly includes bunkers and lubricants onboard payable to CMTC in connection with the acquisition of the LNG/Cs Agamemnon and Archimidis.
(c)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees